May 28, 2024

United States Securities

 and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Claudia Rios

Re: Sky Quarry Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed May 7, 2024

File No. 024-12373

Dear Ms. Rios:

The following response is being provided on behalf of Sky Quarry Inc. (the “Company”) in response to our verbal conversations in recent days regarding the above-listed Offering Statement on Form 1-A (the “Offering Statement”). For your convenience, we have summarized the Staff’s comments in bold and italics followed by our response. Defined terms used but not otherwise defined herein have the meanings given to those terms in the Offering Statement.

1.Please provide the dates of sales, specifically of the Investor Warrants, under the prior offering statement.

On behalf of the Company, we hereby provide the following summary sales information:

Date	No. of Units (including Investor Warrants)	Amount of Investment ($)
12/15/21	805,200	$1,006,500.00
12/27/21	532,652	665,815.00
2/2/22	779,090	973,862.50
2/23/22	305,181	381,476.25
4/6/22	3,127,296	3,909,120.00
4/26/22	4,565,346	5,706,682.50
5/17/22	725,969	907,461.25
5/30/22	362,430	453,037.50
6/16/22	639,564	799,455.00
7/13/22	141,119	176,398.75
7/14/22	77,600	97,000.00
8/15/22	163,933	204,916.25
8/16/22	524,279	655,348.75
9/15/22	629,266	786,582.50
10/25/22	910,822	1,138,527.50
12/7/22	266,123	332,653.75
Grand Total	14,555,870	$18,194,837.50

Thank you for your time and attention to this matter.

Sincerely,

/s/ Brian A. Lebrecht

Clyde Snow & Sessions, PC